TRANSGLOBE ENERGY CORPORATION

OPERATIONS UPDATE

AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, June 20, 2022 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces an operations update. All dollar values are expressed in US dollars unless otherwise stated.

OVERVIEW

•	Production averaged 12.1 MBoepd in Q2, 2022 to 11 June (See "Oil & Gas Advisories" for production by product type);
•

Full Canadian production restored in May following completion of planned maintenance at a major processing plant owned by a third party.  Canadian June production has averaged 2,727 boed for the month to 11 June following the turnaround;

•	As budgeted, production in Canada will be impacted over the coming quarter as wells will be shut in temporarily to protect the stimulation operations on the adjacent new wells;
•	Two 100% working interest 2-mile horizontal Cardium reservoir development wells were drilled in Q2, 2022 to date in Canada;
•	Drilled and cased four Egypt Eastern Desert development wells in Q2, 2022 to date; and
•	The Company sold a ~451 Mbbl cargo of Egypt entitlement crude oil for proceeds of ~$46 million.

RANDY NEELY, PRESIDENT AND CEO’S STATEMENT

“The Company’s operations continue to be in-line with plan, with both Egypt and Canada generating production within guidance.  Canadian production was curtailed for part of April and much of May as a result of planned third party plant maintenance which was completed on schedule.

A full (~451 MBbls) cargo lifting was completed in the second quarter.  While the proceeds for this recent lifting were the highest realized since 2014, we also experienced a higher Brent differential as compared to recent liftings which appears to be related to increased supply being available to the blend’s traditional buyers.

Corporately, we continue to examine portfolio optimization opportunities and other value enhancing strategies that are complementary to our previously announced distribution policy”.

PRODUCTION

Production Summary (WI before royalties and taxes):

(Boepd)	Q1 2022	Apr 2022	May 2022	Jun 2022 (to Jun 11th)	YTD Average
Egypt	10,045	10,318	10,395	10,443	10,189
Canada	2,355	1,731	1,333	2,727	2,069
Total	12,400	12,049	11,728	13,170	12,259

* See "Oil & Gas Advisories" for production by product type.

Corporate production remains in line with 2022 annual guidance of 12.4-13.4 MBoepd. In Egypt, Eastern Desert oil production continues to respond positively to ongoing drilling, offset by higher water cuts than anticipated at South Ghazalat. As anticipated, all Canadian wells were returned to production from mid-May following planned scheduled maintenance at our third-party gas processor.

OPERATIONS UPDATE

Arab Republic of Egypt

Eastern Desert (100% WI)

The Company continued to use the EDC-64 rig in its Eastern Desert drilling campaign, managing to drill and case four additional development wells in the K-Field during the quarter to date.

The K-71 well, reported on in the previous operations update of April 6, 2022, was put on production from the Asl-B reservoir only and is currently producing at 480 Bopd (heavy crude, field estimate) and 20% water cut.  The Asl-A reservoir was not perforated and was internally estimated to have 19 m of net oil pay.  The Asl-A is a potential future recompletion.

The K-78 well was drilled to a total depth of 1,420 meters.  The well was fully logged and evaluated with an internally estimated 21.8 meters of net oil pay in the Asl-A reservoir and 10.2 meters of net oil pay in the Asl-B reservoir.  The Asl-B was perforated and put on production with a current field estimated rate of 10 Bopd (heavy crude, field estimate) and 97% water cut.  The well is being evaluated for either a work over to shut-off water production from the Asl-B reservoir, or to move ahead with an early recompletion to the Asl-A reservoir.

The K-75 well was drilled to a total depth of 1,396 meters. The well was fully logged and evaluated.  The well encountered 4.9 meters of net oil pay in the Asl-A.  The Asl-A was perforated and the well is scheduled to be put on production.

The K-74 well was drilled to a total depth of 1,399 meters.  The well was fully logged and evaluated.  The well encountered 9.6 meters of net oil pay in the Asl-A reservoir.  The Asl-A was perforated and the well is scheduled to be put on production.

The K-73 well was drilled to a total depth of 1,406 meters.  The well was fully logged and evaluated with an internally estimated 20.6 meters of net oil pay in the Asl-A reservoir and 1.9 meters in the Asl-B reservoir.  The well is currently waiting on completion and tie-in.

The K-77 well in K-Field has recently been spudded by the EDC-64 rig.

The Arta-76 and NWG-1E vertical wells, previously reported as drilled in the April 6, 2022 operations update, have been stimulated. These wells confirmed the presence of oil in the Nukhul, were cored to provide data to update the reservoir models, and have successfully delineated the reservoir for optimal targeting of the forthcoming horizontal wells. Both wells are expected to be used for microseismic monitoring of the multi-stage stimulation of the horizontal wells, and this data will be used to calibrate our stimulation model for optimization of the future horizontal well development program. Meanwhile, the two wells have been put on production with the Arta-76 currently producing at 14 Bopd with a 28% water cut, and NWG-1E currently producing while cleaning up at 32 Bopd with an 70% water cut (both heavy crude, field estimate).

The Company continues working to proactively mitigate potential supply chain issues by engaging alternative materials suppliers. In the short term, materials shortages causing delays to the tie-in of some recently drilled wells are being addressed.

Western Desert – South Ghazalat (100% WI)

A problem with the rigless artificial lift system deployed on SGZ-6X well at South Ghazalat is under investigation. On artificial lift, the lower Bahariya reservoir at SGZ-6X was producing 128 Bopd of light crude oil with an 82% watercut (field estimate) prior to well shut-in.

Canada

During the quarter to date, two 100% working interest 2-mile Harmattan horizontal Cardium reservoir wells were drilled in the South Harmattan area, completing the four well winter drill campaign. Stimulation and equipping of all four wells is anticipated to commence in June 2022, with first production anticipated in August 2022.

The Company has spudded a 100% working interest 1-mile Harmattan horizontal Cardium reservoir well, the start of a three horizontal well Harmattan Cardium reservoir summer drill program.

CORPORATE

The Company sold a ~451 Mbbl cargo of Egypt entitlement crude oil for proceeds of ~$46 million.

About TransGlobe

TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

TransGlobe Energy Corporation Randy Neely, President and CEO Eddie Ok, CFO	+1 403 264 9888 investor.relations@trans-globe.com http://www.trans-globe.com or via Tailwind Associates
Tailwind Associates (Investor Relations) Darren Engels	+1 403 618 8035 darren@tailwindassociates.ca http://www.tailwindassociates.ca
Canaccord Genuity (Nomad & Joint-Broker) Henry Fitzgerald-O’Connor James Asensio	+44(0) 20 7523 8000
Shore Capital (Joint Broker) Toby Gibbs John More	+44(0) 20 7408 4090

Advisory on Forward-Looking Information and Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", “strengthened”, “confidence”, "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the Company's expectation that it will maintain a single drilling rig plus a light rig for well maintenance / recompletion activities in the Eastern Desert throughout 2022; the Company's expectations that further development activities in the South Harmattan area will be focused on increasing production and reducing uncertainty; prospects being targeted by the Company; rig mobilization plans; and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; that TransGlobe will maintain its dividend policy; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, the Company will not be able to maximize its free cash flow and accelerate the maturation of contingent resources into reserves; that the Company's balance sheet will not strengthen in the coming months; operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

The Company's future dividend payments, if any, and the level thereof is uncertain. Any decision to maintain its dividend policy or pay dividends will be subject to the discretion of the board of directors of the Company and may depend on a variety of factors, including, without limitation the Company's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on the Company under applicable corporate law. There can be no assurance that dividends will be paid in the future.

Oil and Gas Advisories

Mr. Ron Hornseth, B.Sc., General Manager – Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta.

He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 MCF: 1 Bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Further, this press release includes estimates of pay thickness and production rates in the K-Field, Arta-Field and NWG-Field in the Eastern Desert of Egypt (100% WI), which are considered to be anticipated results or information that indicate the potential value or quantities of resources under National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities because the disclosure in question may, in the opinion of a reasonable person, indicate the potential value or quantities of resources in respect of the Company's resources or a portion of  its  resources. Such estimates have been prepared internally by management of TransGlobe and have not been prepared or reviewed by an independent qualified reserves evaluator or auditor.  Anticipated results are subject  to  certain  risks  and  uncertainties,  including  those  described  above under "Advisory on Forward-Looking Information and Statements" and various geological, technical,  operational,  engineering,  commercial,  and  technical  risks, including, but not limited to, the risk that TransGlobe's exploration and development drilling and related activities may provide different results; the risk that TransGlobe may encounter unexpected drilling results; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas; delays in anticipated timing of drilling and completion of wells; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and the risk that if any resources are discovered that it will not be commercially viable to produce any portion thereof. In addition, the geotechnical analysis and engineering to be conducted in respect of such resources is not complete. Such risks and uncertainties may cause the anticipated results disclosed herein to be inaccurate. Actual results may vary, perhaps materially. There is no certainty that TransGlobe will achieve the anticipated results from the K-Field and H-Field in the Eastern Desert of Egypt or that any resources will be discovered. If discovered, there is also no certainty that it will be commercially viable to produce any portion of the resources.

References in this press release to initial production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will continue production and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that production test results and initial production results should be considered to be preliminary.

The following abbreviations used in this press release have the meanings set forth below:

Bopdbarrels of oil per day

Boepdbarrels of oil equivalent per day

Bpdbarrels per day

BOEbarrel of oil equivalent

Boepdbarrels of oil equivalent per day

MBoepdthousand barrels of oil equivalent per day

MBblthousand barrels of oil

MCFDthousand cubic feet per day

WIworking interest

Production Disclosure (WI before royalties and taxes)

	Light and Medium Crude	Heavy Crude	Conventional Natural Gas	Natural Gas Liquids	Total
	Bopd	Bopd	MCFD	Bpd	Boepd
YTD-2022 Production (To June 11, 2022)
Egypt	1,011	9,178			10,189
Canada	707		4,051	687	2,069
Total	1,719	9,178	4,051	687	12,259

JUN-2022 Production (To June 11, 2022)
Egypt	1,037	9,406			10,443
Canada	865		5,257	986	2,727
Total	1,901	9,406	5,257	986	13,170

MAY-2022 Production
Egypt	1,032	9,363			10,395
Canada	415		2,704	468	1,333
Total	1,447	9,363	2,704	468	11,728

APR-2022 Production
Egypt	1,024	9,294			10,318
Canada	610		3,360	562	1,731
Total	1,634	9,294	3,360	562	12,049

Q1-2022 Production
Egypt	997	9,048			10,045
Canada	821		4,598	768	2,355
Total	1,818	9,048	4,598	768	12,400